Banque Internationale A Luxembourg
Conformed Copy

Credit Facility Agreement

1.    Term Loan, LUF 225,000,000
2.    Short Term Facility, LUF 50,000,000

EuroNimbus S.A.
Nimbus Manufacturing (UK) Ltd.
Saarbrucker Zeitung, Verlag und Druckerei GMBH

Banque Internationale A Luxembourg S.A.

Credit Facility Agreement

This Credit Facility Agreement is made the 12th day of May 1997

BETWEEN:    EURONIMBUS Societe Anonyme, having its registered office in 29A boulevard Grande Duchesse Charlotte L-1331 Luxembourg (hereinafter referred to as the "Borrower")

AND:        BANQUE INTERNATIONALE A LUXEMBOURG S.A. having its registered office
69, route d'Esch L-1470 Luxembourg (hereinafter referred to as the "Bank")

WHEREAS the Borrower has requested and the Bank has agreed to make available a credit facility, comprising a Term Loan of LUF 225,000,000 and a Short Term Facility of LUF 50,000,000, the two parties involved agree to make this Credit Facility Agreement subject to the following terms and conditions, it being understood that the proceeds of this Credit Facility Agreement will be used for the partial financing of the first phase of the Borrower's investment program in Foetz and the financing of the working capital needs as per the Executive Summary.

IT IS HEREBY AGREED AS FOLLOWS

Definitions and interpretation

In this Credit Facility Agreement the following meanings have been given to the terms therein mentioned.

Advance: means a partial or full utilisation of the Term Loan and the Short Term Facility made or to be made by the Bank to the Borrower under the Credit Facility Agreement.

Bank:  Banque Internationale a Luxembourg S.A., 69 route d'Esch L-1470
Luxembourg.

Borrower: EuroNimbus S.A., 29A boulevard Grande Duchesse Charlotte L-1331 Luxembourg.

Business Day: means for the purpose of payment(s), and for the fixing of the LUXIBOR rate, a day on which banks are open for business in Luxembourg and Brussels.

Credit Facility Agreement: means the documentation by which the Bank grants a Term Loan and a Short Term Facility to the Borrower.

Event of Default:  means any circumstances described as such in article 6.

Executive Summary: means the business plan (April 1997 - March 2002) elaborated by the Shareholders in connection with the investment program to be executed in Foetz as per document dated December 19th, 1996.

LUXIBOR: means the rate for the relevant interest period as conclusively determined by the Bank at 12.00 a.m. Luxembourg time 2 Business Days prior to the beginning of the relevant interest period.

Margin: (1) for the Term Loan means 0.75 percent per annum; (2) for the fixed rate option means 0.75 percent per annum plus a premium of 0.125 percent per annum; (3) for the Short Term Facility means 0.50 percent per annum.

Short Term Facility: means the aggregate principal amount for the time being outstanding and/or remaining available to be used for working capital purposes.

Shareholders: means (1) Nimbus Manufacturing (UK) Limited, Llantarnam Park, Cwmbran, Gwent NP44 3AB, United Kingdom, an indirect wholly-owned subsidiary of Nimbus CD International, Inc., P.O. Box 7427, Charlottesville, Virginia 22906, USA; 2) Saarbrucker Zeitung, Verlag und Druckerei Gmbh Saarbrucken Gutenbergstrasse 11-23, 66117 Saarbrucken, B.R.D.

Shareholders Agreement: means the agreement between the Shareholders, dated 29.01.1997.

Term Loan: means the aggregate principal amount for the time being outstanding under the Credit Facility Agreement for the partial financing of the first phase of the Borrower's investment program in Foetz.

1. The Term Loan. The Bank grants to the Borrower under this Credit Facility Agreement a Term Loan of an amount of LUF 225,000,000- (Luxembourg francs two hundred and twenty five million).

1.1. Utilisation. The Term Loan will be in line with the progress of the investment program. It shall at all times be duly proportionate to the paid in share capital of the Borrower, the SNCI loan and the amount of the government grants, in accordance with the Executive Summary. The Borrower has to address a certificate to the Bank that the necessary amount of the utilisation is needed within the framework of the progress of the investment program. Part of the Term Loan can be utilised for the issuing of bank guarantees in the framework of the investment program.

1.2. Draw Down. The Term Loan is to be drawn in several Advances after the signature of the Credit Facility Agreement by giving a prior notice of two Business Days to the Bank, by indicating the amount, the interest period, the beneficiary(ies) of the payment(s), by submitting the certificate as per article
1.1 and by observing the conditions as per article 5.

1.3   Interest

1.3.1. Interest period. Interest periods of 3 or 6 months can be defined by giving a prior written notice of two Business Days before the end of the preceding interest period. If less than two Business Days before the end of an interest period, the Borrower fails to give such notice, the duration of the succeeding interest period will be the same as the preceding one. A fixed rate option can be determined after the execution of the whole investment program being the 31.12.1997 by giving a prior notice of two Business Days to the Bank. Until the full utilisation of the Term Loan, as per paragraph here above, interest periods of 1, 2 and 3 months are available under the hereabove mentioned conditions.

1.3.2. Interest rate. The interests to be paid from time to time on each Advance and for the respective interest period shall be the LUXIBOR rate plus the Margin
(1) or (2) as the case may be. In case an amount due and payable hereunder is not paid when due, the amount in default shall be subject to default interest equal to the interest rate as fixed plus a default margin of 200 basis points.

1.3.3. Interest calculation. Interest calculation will be done on the basis of the effective days elapsed divided by 360.

1.3.4. Interest payment. The payment of interests will be done in arrears at the end of each interest period. If any such interest payment date is not a Business Day, the interest payment date will fall on the next Business Day.

1.4. Repayment of principal. The outstanding amount of the Term Loan at the end of the investment period, being the 31.12.1997, shall be consolidated. Thereafter the principal amount will be repaid in 6 equal semi-annual installments starting on 30.6.1999.

2. Short Term Facility. The Bank grants to the Borrower under this Credit Facility Agreement a Short Term Facility up to a maximum amount of LUF 50,000,000 - (Luxembourg francs fifty million).

2.1.  Draw Down.

2.1.1. The Short Term Facility can be drawn in one or several Advances after the signing of the Credit Facility Agreement up to the maximum amount as stipulated under article 2, by giving a prior notice of two Business Days to the Bank, by indicating the amount to be drawn and the interest period.

2.1.2. The Short Term Facility can also be utilised in the form of an overdraft facility up to a maximum amount as per article 2.

2.2.  Interest

2.2.1. Interest period. Interest periods of 1, 3, 6 and 12 months can be defined by giving a prior written notice of two Business Days before the end of the preceding interest period, for the draw downs as per 2.1.1. If less than two Business Days before the end of an interest period, the Borrower fails to give such notice, the duration of the next interest period will be the same as the preceding one.

2.2.2. Interest rate. The interests to be paid from time to time on each Advance and for the respective interest period shall be the LUXIBOR rate plus the Margin
(3). In case an amount due and payable hereunder is not paid when due, the amount in default shall be subject to default interest equal to the interest rate as fixed plus a default margin of 200 basis points.

2.2.3. Interest calculation. Interest calculation will be done on the basis of the effective days elapsed divided by 360.

2.2.4. Interest payment. The payment of interests will be done in arrears at the end of each interest period for the draw downs as per 2.1.1. If any such interest payment date is not a Business Day, the interest payment date will fall on the next Business Day. For the draw downs under 2.1.2 the interest will be paid at the end of each calendar quarter.

2.3 Maturity. The Short Term Facility is made available for one year starting at the date of the Credit Facility Agreement. It can be renewed thereafter on a yearly basis upon mutual consent and confirmed by writing.

3.    Securities.

3.1. Mortgage on the superficial right "droit de superficie" covering the entire surface and industrial location of the Borrower on a real estate located in FOETZ, as per contract to be signed between the Luxembourg Authorities and the Borrower in a reasonable time after the date of the Credit Facility Agreement, for a principal amount of LUF 275,000,000 (Luxembourg francs two hundred and seventy five million), being the amount of the Term Loan and the maximum of the Short Term Facility. Furthermore, the Borrower will grant a notarial deed "Mandat a l'effet d'hypthequer" entitling the Bank to proceed to the establishment of the mortgage.

3.2. Pledge on the "fonds de commerce" of the Borrower for the same total amount as per article 3.1..

4.    Covenants

4.1. As long as any amount is outstanding under the Credit Facility Agreement, the Shareholders agree not to change the proportion of their shareholding as per the signing date of the Credit Facility Agreement, which proportion amounts to 70% for Nimbus Manufacturing (UK) Limited and to 30% for Saarbrucker Zeitung, Verlag und Druckerei Gmbh. In case of change of the foregoing shareholders structure, the following procedure is applicable: (a) information of the Bank of the change in the shareholders structure; (b) approval of the Bank for maintaining the Credit Facility Agreement under the new shareholders structure. The right of the Bank shall be subject to the provisions of Art.
6.1. of Luxembourg Civil code.

4.2. The Borrower will respect during the life of the Credit Facility Agreement a ratio of equity/net financial debts of at least 1 to 2.5 until 31.12.1998 and thereafter 1 to 2 as per appendix 1.

4.3. The Borrower will insure that all obligations due under the present Credit Facility Agreement will rank pari passu with all other present and future indebtedness, loans or other obligations issued, created or assumed by the Borrower. Furthermore, the Borrower shall not create, assume or permit any change of whatever nature on its present and future assets without granting the same to the Bank.

4.4. The Borrower shall not create without the previous agreement of the Bank or permit to subsist any encumbrance on its present and future assets for its present and future obligations for debts, loans or guarantee purposes without granting the same to the Bank and at the same rank until full reimbursement of the Term Loan.

5. Conditions precedent. The Bank shall have received at or before the first draw downs:

5.1. Confirmation that all the securities as per article 3 exist and are legally in full force.

5.2. No event of default as per article 6 has occurred.

5.3. A duly confirmed copy of all necessary governmental, ministerial and local authorities permits and authorisations in order to allow the investment on the designated location in Foetz.

5.4.  The Shareholders Agreement.

6. Event of default. Upon the occurrence of the following events:

6.1. The Borrower shall fail to pay any sum due under this Credit Facility Agreement at the time, in the amount and in the manner specified herein and such default shall continue unremedied for 10 Business Days; or

6.2. The Borrower shall fail to perform or to observe any obligation, covenant or undertaking under this Credit Facility Agreement and such non-performance continues unremedied for 20 Business Days; or

6.3. The Borrower or the Shareholders shall enter into voluntary suspension of payments, bankruptcy, liquidation or dissolution, or shall become insolvent, or a receiver or liquidation shall be appointed of all or any material part of the undertaking or assets of the Borrower or proceedings are commenced by or against the Borrower under any law or regulation providing for any reorganisation, arrangement, readjustment of debts, dissolution or liquidation; or

6.4. The Borrower changes or threatens to change its purpose or the nature or scope of its business or suspends or threatens to suspend a substantial part of its present business operations as now conducted; or

6.5. The Borrower transfers its production entity financed under the Credit Facility Agreement out of Luxembourg as well as its registered office.

Then and in any such event, without prior notice other than those provided for above, and at any time thereafter if any such event shall then be continuing:

(a)   no drawing may be requested hereunder;
(b)   the Advances not yet drawn down will be canceled;
(c) the Advances or any amount outstanding hereunder together with all interest accrued thereon and all other amounts payable hereunder are immediately due and payable; (d) the Borrower shall indemnify the Bank against any loss or expense (including costs incurred in liquidating or otherwise employing deposits from third parties taken to fund any amount not paid on its due date) which the Bank may sustain or incur as a consequence of a default by the Borrower in the performance of any obligation expressed to be assumed by it in this agreement.

The Borrower will promptly inform the Bank upon the occurrence of any Event of Default.

7.    Undertakings

7.1. The Borrower undertakes that from the date hereof and so long as any amount payable hereunder is outstanding or any of the commitments are in force, the Borrower shall:

7.1.1. immediately inform the Bank by written notice of any material legal, financial or industrial event which might alter the Borrower's capacity to fulfill its obligations hereunder;

7.1.2. furnish to the Bank as soon as practicable, an in any event not later than 90 days after the close of each financial year, the audited annual reports of the Borrower for such year;

7.1.3. supply to the Bank such financial and other information, as can be reasonably asked by the Bank and concerning more specifically the annual budget and the quarterly financial situation, consisting of the balance sheet and profit and loss account;

7.1.4. maintain a sufficient insurance coverage as it is customary for like activities, it being understood that the Bank will in any case by the beneficiary of insurance payments in case an event of default or a loss in value of the securities results from the occurrence of the insured risk. In any case the Borrower and the Bank will be co-payees, the Bank being the sole recipient of any funds that are not reinvested in like assets.

7.2. the Shareholders will furnish to the Bank as soon as practical and in any case not later than 120 days after the close of each financial year, their audited annual reports for such year.

8. Payments. The borrower shall effect all payments of principal, interest, fees, expenses or other amounts due under this Credit Facility Agreement free and clear of any restriction or conditions and/or deduction or withholding of any present or future taxes unless the Borrower is required by law to deduct or withhold such taxes from any payment to be made hereunder, in which event the amount due in respect of any such payment shall be increased to the extent that is necessary to ensure that after the making of any such deduction or withholding the Bank receives a sum equal to the sum he would have received had no such deduction or withholding been required to be made. The Borrower shall not exercise any rights of retention, set-off or counterclaim with regard to any claim against the Lender hereunder, any such rights being explicitly waived by the Borrower.

9. Unity of account, set-off and interrelationship of operations. All accounts of the Borrower with the Bank, whether denominated in the same currency or in different currencies, whether of a special or different nature, whether at term or at call and whether bearing the same or different rates of interest, shall de facto and de jure merely constitute the elements of a single and indivisible current account in which the debit or credit position towards the Bank shall be determined only after conversion of the balances in foreign currencies into Luxembourg Francs at the exchange rate on the day on which the accounts are made up.

The debit balance in the single account, after making-up of the account and conversion, shall be secured by the encumbrance attached to one of the sub-accounts.

It is agreed that he Bank shall have the right, upon the occurrence of an event of default, to offset the credit balance in one sub-account against the debit balance in another sub-account to the extent required to eliminate the deficit in the latter, irrespective of the nature of the sub-accounts, and carrying out currency conversions for this purpose if necessary.

All transactions that the Borrower shall carry out with the Bank shall be interrelated. The Bank shall therefore be entitled not to perform its obligations if the Borrower fails to fulfill any one of the obligations incumbent upon him.

10. Change in circumstances. If, as a result of any change in applicable law, order, regulation, official directive or change in interpretation thereof (whether or not having the force of law), the cost to the Bank of making or maintaining the Credit Facility Agreement is increased, then the Borrower shall pay to the Bank, on receipt of the Bank's written notice specifying the change and the increased cost incurred by the Lender, the amount of any such increased cost. In such event the Borrower may repay the whole Loan or part of the Loan on the following interest date together with the amount of any increased costs, interest accrued and any other amounts due hereunder.

11. Fees and expenses. The Borrower shall pay to the Bank a fee of USD 10,000 to be paid on the day of the signature of the Credit Facility Agreement. Legal expenses and costs in relation with the enforcement of the securities as per article 3 are to be borne by the Borrower.

12. Notices. All notices and communications to be made hereunder shall be given in writing and by facsimile message to be confirmed by writing, to the following address of the concerned party:

The Borrower: EuroNimbus S.A. 29A, boulevard Grande Duchesse Charlotte L-1331 Luxembourg.

The Bank: Banque Internationale a Luxembourg S.A., 69, route d'Esch, L-2953 Luxembourg.

13. Governing Law. This Credit Facility Agreement and the parties' rights and obligations hereunder are governed by the laws of the Grand-Duchy of Luxembourg. The Luxembourg courts shall have exclusive jurisdiction over any dispute arising hereunder. The present Credit Facility Agreement has been executed and signed in four original documents.

EURONIMBUS S.A.
M. Howard Nash
M. Gunter Kamissek

BANQUE INTERNATIONALE A LUXEMBOURG Societe Anonyme
M. Fernand Reuter
M. Frank N. Wagener

For acceptance of articles 5.4, 6.3 and 7.2.:

NIMBUS MANUFACTURING (UK) LTD.
M. Howard Nash
M. Richard Smart

SAARBRUCKER ZEITUNG VERLAG UND DRUCKEREI Gmbh
M. Gunter Kamissek
M. Uwe Jacobsen

Appendix 1 to the Credit Facility Agreement dated 12th May, 1997

The ratio equity/net financial debts shall be calculated and based on the following accounting items:

The equity will be the aggregate of:

(a)   the issued and paid-in capital
(b) the sum of all legal and statutory reserves as well as the results brought forward (c) the current results (d) the sum of all equity consolidation differences (e) the minority interest (f) the sum of all subordinated funded financial debt and which will become due after one year
(g)   less any acquisition goodwill and intangible assets
(h)   less any treasury stock

The net debts shall be the aggregate of:

(a) the sum of all funded financial debt (including financial leases, commercial paper, medium term notes, etc.)
(b) the sum of all subordinated funded financial debt which will become due within one year
(c) the sum of all guarantees issued to secure debts of third parties (d) less any cash balance freely held with credit institutions.

This appendix is an integral part of the Credit Facility Agreement dated as of 12th May, 1997.